Exela Technologies, Inc.

2701 East Grauwyler Road

Irving, Texas 75061

May 10, 2021

VIA EDGAR

Division of Corporation Finance

Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Attention: Jennifer López

Re:	Exela Technologies, Inc.
Registration Statement on Form S-3
Filed May 3, 2021
File No. 333-255708

Dear Ms. López:

Pursuant to Rule 461 promulgated under the Securities Act of 1933, as amended, we hereby request that the effective date of the above-referenced Registration Statement on Form S-3 (the “Registration Statement”) of Exela Technologies, Inc. (the “Company”) relating to the registration of 19,463,638 shares of the Company’s common stock, par value $0.0001 per share, to be sold by certain selling stockholders named therein, be accelerated to May 12, 2021 at 4:00 p.m., Eastern time, or as soon thereafter as may be practicable.

We understand that the Staff will consider this request as confirmation by the Company of its awareness of its responsibilities under the federal securities laws as they relate to the sale of the securities covered by the Registration Statement. If you have any questions regarding the foregoing, please contact Catherine Goodall of Paul, Weiss, Rifkind, Wharton & Garrison LLP at (212) 373-3919.

*   *   *   *   *

Very truly yours,

EXELA TECHNOLOGIES, inc.

By:	/S/ SHRIKANT SORTUR
Name: Shrikant Sortur
Title: Chief Financial Officer

[Signature Page to Company Acceleration Request—Form S-3 (Selling Stockholders)]